Exhibit 4

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the Nine Months Ended September 30, 2019

SELECTED FINANCIAL INFORMATION

The financial information included herein for the nine-month periods ended September 30, 2019 and September 30, 2018 and as of September 30, 2019 and December 31, 2018 is derived from the unaudited interim condensed financial statements as of and for the nine months ended September 30, 2019, including the notes thereto (the “Interim Financial Statements”), of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”). The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the nine-month period ended September 30, 2019 are not necessarily indicative of results to be expected for the full year 2019.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 5 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 4 of this annual report on Form 18-K.

	Nine Months Ended September 30,
	2019	2018
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	324,824	176,378
Interest expense	(21,094)	—

Net interest income	303,730	176,378
Net fee and commission income (expense)	9,087	(803)
Net gain on financial instruments measured at fair value through profit or loss	63,950	35,822
Impairment provision	(17,184)	(51,487)
General and administrative expenses	(89,102)	(60,387)
Net foreign exchange gain (loss)	(277)	13

Operating profit for the period	270,204	99,536
Accretion of paid-in capital receivables	47,881	82,733

Net profit for the period	318,085	182,269
Other comprehensive income	—	—

Total comprehensive income	318,085	182,269

	As of September 30,	As of December 31,
	2019	2018
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	22,623,821	19,562,269
Total liabilities	2,722,409	49,851
Total members’ equity	19,901,412	19,512,418

Total liabilities and members’ equity	22,623,821	19,562,269

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 5 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China.

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-border Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in Southeast Asia, South Asia, the Middle East and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash and deposits (primarily, term deposits and certificates of deposit) and (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination.

Nine Months Ended September 30, 2019 and 2018. AIIB’s total interest income increased to US$324.8 million for the nine months ended September 30, 2019 from US$176.4 million for the nine months ended September 30, 2018, mainly due to an increase in term deposits and certificates of deposit and an increase in loan investments. Interest income from cash and deposits increased to US$271.6 million for the nine months ended September 30, 2019 from US$151.6 million for the nine months ended September 30, 2018. Interest income from loan investments increased to US$52.8 million for the nine months ended September 30, 2019 from US$24.8 million for the nine months ended September 30, 2018.

Interest Expense

Nine Months Ended September 30, 2019 and 2018. AIIB’s interest expense increased to US$21.1 million for the nine months ended September 30, 2019 from nil for the nine months ended September 30, 2018 as a result of interest expense on AIIB’s US$2,500 million principal amount of 2.250% notes due 2024, which were issued on May 16, 2019.

Net Interest Income

Net interest income is interest income less interest expense.

Nine Months Ended September 30, 2019 and 2018. Mainly for the reasons set forth above, AIIB’s net interest income increased to US$303.7 million for the nine months ended September 30, 2019 from US$176.4 million for the nine months ended September 30, 2018.

Net Fee and Commission Income (Expense)

Net fee and commission income (expense) mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Nine Months Ended September 30, 2019 and 2018. AIIB’s net fee and commission income increased to US$9.1 million for the nine months ended September 30, 2019 from an expense of US$0.8 million for the nine months ended September 30, 2018 as a result of an increase in loan commitment and service fees charged to borrowers and a decrease in co-financing service fees. The increase in loan commitment and service fees charged to borrowers was the result of an increase in committed but undisbursed loans, and the decrease in co-financing service fees was the result of a decrease in AIIB’s pro-rata share of costs associated with co-financing projects pursuant to co-financing arrangements with other international financial institutions.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss reflects the change in fair value of AIIB’s investments in (i) money market funds, (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, (iii) the IFC Emerging Asia Fund, a private equity limited partnership fund in which AIIB invests as a limited partner (the “LP Fund”), (iv) the India Infrastructure Fund and (v) a trust fund with the International Bank for Reconstruction and Development (the “World Bank” and such fund, the “Trust Fund”), as well as changes in the fair value of AIIB’s own borrowings and derivatives. The Trust Fund was closed upon expiration of its contractual term and all outstanding balances (approximately US$3,295.2 million) were returned to the Bank as of the end of January 2019. See “–Balance Sheet–Assets.”

Nine Months Ended September 30, 2019 and 2018. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$64.0 million for the nine months ended September 30, 2019 from US$35.8 million for the nine months ended September 30, 2018 mainly due to the fair value gain on AIIB’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers engaged by AIIB, offset in part by lower gains on investments in the Trust Fund (which was closed in January 2019), the LP Fund and the India Infrastructure Fund. Gains on derivatives entered into to hedge AIIB’s borrowings more than offset fair value losses on those borrowings.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit loss on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date.

Nine Months Ended September 30, 2019 and 2018. AIIB’s impairment provision decreased to US$17.2 million for the nine months ended September 30, 2019 from US$51.5 million for the nine months ended September 30, 2018, mainly because the incremental impairment provisions made for the nine months ended September 30, 2019 as a result of the downgrade in the internal ratings of certain sovereign borrowers, were less than those made for the nine months ended September 30, 2018.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plan, (ii) professional service expenses, (iii) IT services, (iv) travel expenses, (v) facilities and administration expenses, (vi) issuance cost for borrowings and (vii) other expenses.

Nine Months Ended September 30, 2019 and 2018. AIIB’s general and administrative expenses increased to US$89.1 million for the nine months ended September 30, 2019 from US$60.4 million for the nine months ended September 30, 2018 mainly due to (i) an increase in staff costs to US$40.0 million for the nine months ended September 30, 2019 from US$28.7 million for the nine months ended September 30, 2018, (ii) an increase in expenses on IT services to US$10.7 million for the nine months ended September 30, 2019 from US$4.5 million for the nine months ended September 30, 2018, (iii) an increase in facilities and administration expenses to US$7.7 million for the nine months ended September 30, 2019 from US$4.3 million for the nine months ended September 30, 2018, (iv) an increase in issuance cost for borrowings to US$3.1 million for the nine months ended September 30, 2019 from nil for the nine months ended September 30, 2018, (v) an increase in travel expenses to US$8.2 million for the nine months ended September 30, 2019 from US$5.3 million for the nine months ended September 30, 2018 and (vi) an increase in professional service expenses to US$15.7 million for the nine months ended September 30, 2019 from US$12.9 million for the nine months ended September 30, 2018. Such increases were mainly the result of the continuing ramp-up of AIIB’s organizational activities, including its operations and borrowing activities.

Operating Profit

Nine Months Ended September 30, 2019 and 2018. Mainly for the reasons set forth above, AIIB’s operating profit increased to US$270.2 million for the nine months ended September 30, 2019 from US$99.5 million for the nine months ended September 30, 2018.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Nine Months Ended September 30, 2019 and 2018. AIIB’s accretion of paid-in capital receivables equaled US$47.9 million for the nine months ended September 30, 2019, compared to US$82.7 million for the nine months ended September 30, 2018. The decrease is mainly the result of the continuing payment of members’ paid-in capital contributions.

Total comprehensive income

Nine Months Ended September 30, 2019 and 2018. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$318.1 million for the nine months ended September 30, 2019 from US$182.3 million for the nine months ended September 30, 2018.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits and certificates of deposit with initial maturities of more than three months, (ii) paid-in capital receivables, (iii) cash and cash equivalents, (iv) investments at fair value through profit or loss and (v) loan investments at amortized cost.

Cash and cash equivalents consist of (i) term deposits and certificates of deposit with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds. Investments at fair value through profit and loss mainly consist of the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB. Prior to the end of January 2019, investments at fair value through profit or loss included the funds that the Bank had placed in the Trust Fund. These funds were, in turn, reinvested by the Trust Fund counterparty, the World Bank, in a larger collective pool of investments in accordance with the investment mandate for the entire pool. As of December 31, 2018, the fair value of the Trust Fund was approximately US$3,292.6 million. The Trust Fund was closed upon expiration of its contractual term and all outstanding balances (approximately US$3,295.2 million) were returned to the Bank as of the end of January 2019.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of September 30, 2019 and December 31, 2018. As of September 30, 2019, AIIB’s total assets were US$22,623.8 million, compared to total assets of US$19,562.3 million as of December 31, 2018. This increase resulted mainly from (i) an increase of US$4,274.3 million in term deposits and certificates of deposit with an initial maturity of more than three months, (ii) an increase of US$678.7 million in cash and cash equivalents (in turn, mainly due to an increase in investments in term deposits and certificates of deposit with an initial maturity of three months or less, partially offset by a decrease in holdings of money market funds) and (iii) an increase of US$538.4 million in loan investments at amortized cost. This increase was partially offset by (i) a decrease of US$1,462.3 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions) and (ii) a decrease of US$1,222.2 million in investments at fair value through profit or loss (mainly resulting from the closure of the Trust Fund, partially offset by additional investments with external asset managers engaged by the Bank).

Liabilities

Total liabilities mainly consist of borrowings, cash collateral payable, payables for bonds purchased by the Bank, provisions related to ECL on loan commitments and accrued expenses.

As of September 30, 2019 and December 31, 2018. As of September 30, 2019, AIIB’s total liabilities were US$2,722.4 million, compared to total liabilities of US$49.9 million as of December 31, 2018. This increase resulted primarily from AIIB’s issuance on May 16, 2019 of US$2,500 million principal amount of 2.250% notes due 2024.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables and (iii) retained earnings.

As of September 30, 2019 and December 31, 2018. As of September 30, 2019, AIIB’s total members’ equity was US$19,901.4 million, compared to total members’ equity of US$19,512.4 million as of December 31, 2018. This increase resulted from an increase of US$270.2 million in retained earnings, an increase of US$73.7 million in paid-in capital and a decrease of US$45.1 million in reserves for accretion of paid-in capital receivables.

Asset Quality

As of September 30, 2019, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for overdue contractual undiscounted paid-in capital receivables of US$99.7 million, which are not considered as impaired. Of this amount, US$30.8 million was collected as of November 14, 2019, the date of the publication of the Interim Financial Statements.